Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02015843

27th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 27th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

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Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Holding(s) in Company
Released	08:40 27 Feb 2002
RNS Number	0967S

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 26th February 2002, The Verandah Trust Company Limited, the trustee of DFIH's senior executive share option schemes, ceased to be a substantial shareholder of DFIH following a transfer of shares as a result of an exercise of options which reduced its shareholding in DFIH to below 3%.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

27th February 2002

www.jardines.com

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